TERYL RESOURCES CORP.

02034403

SEC MAIL PROCESSING
RECEIVED
MAY 22 2002
WASH. D.C. 165 SECTION

May 10th, 2002

Securities Exchange Commission
500 North Capitol St.,
Washington, D.C.
20549

SUPPL

Re: Teryl Resources Corp. - File No. 82-2026

Dear Sirs:

Please find enclosed insider reports for Sue Robertson, John Robertson and Jennifer Lorette of Teryl Resources Corp. dated May 10th, 2002.

If you have any questions or require further information please contact me at your convenience.

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

Yours truly,

Jennifer Lorette
Insider Reports

jhl
Enclosure

dw 5/29

Suite 120-3011 Viking Way, Richmond, BC V6V 1W1 Canada
Phone: 604-278-5996 Toll Free: 800-665-4616 Fax: 604-278-3409

FORM 55-102F6
INSIDER REPORT

(See Instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TERYL RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED: DD 23 MM 02 YY 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON

GIVEN NAMES: JOHN

NO.: 3011 STREET: VIKING WAY APT: 120

CITY: RICHMOND

PROV: BRITISH COLUMBIA POSTAL CODE: V6V 1W1

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,752,064								☐	1,752,064	1	
OPTION	1,000,000	06	05	02	97			$0.15	☐	1,000,000	1	
COMMON	1,859,500								☐	1,859,500	2	

BOX 6. REMARKS

ON MAY 6, 2002 THE CDNX ACCEPTED FOR FILING AN AMENDMENT TO THE EXERCISE PRICE OF THIS OPTION TO $0.15 PER SHARE.
THIS OPTION NOW EXPIRES ON APRIL 22, 2007

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN ROBERTSON

SIGNATURE: J. Robertson

DATE OF THIS REPORT: DD 10 MM 05 YY 02

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TERYL RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 10 MM 05 YY 01 / DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LORETTE
GIVEN NAMES: JENNIFER HELEN
NO.: 4700 STREET: DUNCLIFFE ROAD APT:
CITY: RICHMOND
PROV: BRITISH COLUMBIA POSTAL CODE: V7C 3N1
BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT
BUSINESS FAX NUMBER: 604 - 278 - 3409
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	78,750								☐	78,750	I	
OPTION	50,000	06	05	02	50	50,000		$0.15	☐	100,000	I	

BOX 6. REMARKS

ON MAY 6, 2002 THE CDNX ACCEPTED AN ADDITIONAL 50,000 OPTION SHARES AT $0.15 PER SHARE. THE CDNX ALSO ACCEPTED AN AMENDMENT TO THE EXERCISE PRICE TO $0.15 PER SHARE AND EXPIRY DATE FOR THE OPTION DATED NOV. 16, 1998. THE OPTIONS EXPIRE APRIL 22, 2007

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JENNIFER LORETTE
SIGNATURE: [signature]
DATE OF THIS REPORT: DD 10 MM 05 YY 02

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TERYL RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 26 MM 04 YY 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON

GIVEN NAMES: SUSANNE

NO.: 3011 STREET: VIKING WAY APT: 120

CITY: RICHMOND

PROV: BRITISH COLUMBIA POSTAL CODE: V6V 1W1

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	646,000								☐	646,000	1	
									☐			
OPTION	500,000	06	05	02	97			$0.15	☐	500,000	1	
									☐			
COMMON	4,571,783								☐	4,571,783	2	SMR INVESTMENTS LTD.
									☐			
									☐			
									☐			
									☐			

BOX 6. REMARKS

ON MAY 6, 2002 THE CDNX ACCEPTED FOR FILING AN AMENDMENT TO THE EXERCISE PRICE OF THIS OPTION TO $0.15 PER SHARE.
THIS OPTION NOW EXPIRES ON APRIL 22, 2007

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SUSANNE ROBERTSON

SIGNATURE: S Robertson

DATE OF THIS REPORT: DD 10 MM 05 YY 02